Exhibit 12.1

COMPUTATION OF CONSOLIDATED

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(Unaudited, $ in thousands)

	Three months ended March 31,		Year ended December 31,
	2004		2003		2002		2001		2000		1999
Computation of Earnings:
Net income	$66,021		$258,336		$249,857		$218,798		$170,633		$175,103
Add: Provision for income taxes	35,419		138,067		132,963		118,452		91,883		95,684

Income before income taxes	101,440		396,403		382,820		337,250		262,516		270,787
Fixed charges, excluding interest on deposits	12,928		83,381		64,306		100,250		132,303		102,449

Total earnings for computation, excluding interest on deposits	114,368		479,784		447,126		437,500		394,819		373,236
Interest on deposits	37,061		158,295		220,617		396,868		477,227		370,844

Total earnings for computation, including interest on deposits	$151,429		$638,079		$667,743		$834,368		$872,046		$744,080

Computation of Fixed Charges:
Rental expense	$4,255		$15,875		$16,030		$15,462		$14,582		$13,697

Portion of rental expense deemed representative of interest	$553		$2,124		$2,066		$2,389		$2,770		$2,773
Interest on short-term borrowed funds	2,292		6,338		9,006		38,833		78,267		52,756
Interest on long-term debt	10,083		74,919		53,234		59,028		51,266		46,920

Total fixed charges, excluding interest on deposits	12,928		83,381		64,306		100,250		132,303		102,449
Interest on deposits	37,061		158,295		220,617		396,868		477,227		370,844

Total fixed charges, including interest on deposits	$49,989		$241,676		$284,923		$497,118		$609,530		$473,293

Ratio of Earnings to Fixed Charges:
Excluding deposit interest	8.85	x	5.75	x	6.95	x	4.36	x	2.98	x	3.64	x
Including deposit interest	3.03	x	2.64	x	2.34	x	1.68	x	1.43	x	1.57	x